Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: DTE Energy Co. (DTE)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

DTE Energy Co. (DTE)
Vote Yes: Item #5 – Shareholder Proposal

Address Full Range of Scope 3 Emissions in Net Zero Targets

Annual Meeting: May 5, 2022

CONTACT: Daniel Stewart | dstewart@asyousow.org

THE RESOLUTION

Be It Resolved: Shareholders request that DTE revise its net zero by 2050 target, and interim targets, to integrate its full Scope 3 value chain emissions consistent with guidelines such as the CA100+ and SBTi, or publish an explanation of why the Company does not include these emissions.

SUMMARY

Energy utilities that generate power and distribute natural gas have a critical role to play in achieving the Paris Agreement’s 1.5°C, net zero greenhouse gas (GHG) emissions goal. Natural gas currently accounts for 40 percent of the United States’ power generation1 and natural gas distributed for use in buildings accounts for approximately 10 percent of national GHG emissions.2 To reduce these emissions, the full range of value-chain GHG emissions, including methane leaks from the production and transport of natural gas and coal, must be included.3,4

Currently, many utilities’ net zero targets address only Scope 1 emissions from generating electricity and other direct operations. Yet, utilities also have significant Scope 3 emissions associated with their energy businesses’ value-chains including emissions from the production and transport of coal and natural gas; customers’ combustion of natural gas; and generation emissions from power purchased from the grid. These material emissions sources can account for approximately half of a utility’s total climate impact. Utilities must address this full range of value-chain emissions when setting Paris-aligned targets.

_____________________________

1 https://www.eia.gov/energyexplained/electricity/electricity-in-the-us.php

2 https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions

3 https://iopscience.iop.org/article/10.1088/1748-9326/abef33

4 https://www.epa.gov/cmop/about-coal-mine-methane#:~:text=Methane%20(CH4)%20emissions%20from,and%20Sinks%3A%201990%2D2019.

2022 Proxy Memo DTE Energy Co. | Address Full Range of Scope 3 Emissions in Net Zero Targets

DTE currently lacks a net zero target that incorporates all of its significant Scope 3 emissions (see Table 1). While DTE includes upstream emissions from natural gas for distribution, which accounts for 2 percent of its total disclosed emissions, it currently does not calculate its upstream emissions from the production coal and natural gas used in its electric generation. DTE addresses only 35 percent of its use of products sold, leaving 65 percent unaddressed. Together, purchased power and customer use natural gas emissions account for approximately 42 percent of DTE’s total disclosed emissions, yet remain outside of a net zero-aligned target.

To fully align its net zero GHG emissions target with the Paris Agreement’s 1.5°C goal, it is critical that DTE inform investors about its full climate impact, account for and address these Scope 3 emissions in its net zero GHG reduction targets, and ensure its strategy and investment decisions support the most cost efficient and robust emissions reductions possible. We urge a “Yes” vote on this proposal.

Scope 3 Category	Metric Ton CO2e	% of S1-3 Emissions Total	Reduction Target
Scope 3: Use of Sold Products	11,060,604	24%	35% by 2050
Scope 3: Purchased Power	7,996,968	18%	No
Scope 3: Upstream (DTE Electric)	Not calculated	Not calculated	No
Scope 3: Upstream (DTE Gas Company)	919,027	2%	Net Zero by 2050
Scope 3: Upstream Transportation and Distribution (Coal)	361,071	1%	No

Table 1 DTE 2020 Emissions5,6

RATIONALE FOR A YES VOTE

1.	DTE does not provide shareholders with sufficient information on whether and how it will reduce its significant Scope 3 GHG emissions to net zero, increasing risk to DTE, the global climate, and investor portfolios.

2.	DTE has failed to align its climate targets with key standards such as the Climate Action 100+ Net Zero Company benchmark and the Science Based Targets initiative.

3.	DTE lags peers in accounting for Scope 3 emissions in target setting.

DISCUSSION

1.	DTE does not provide shareholders with sufficient information on whether and how it will reduce its significant Scope 3 GHG emissions to net zero, increasing risk to DTE, the global climate, and investor portfolios. DTE’s current net zero target does not include the full range of its material Scope 3 emissions sources such as all emissions associated with the upstream production and transportation of fuels used in its power generation, all downstream customer use emissions from natural gas, or emissions from purchased power. In 2020, its downstream customer use emissions accounted for approximately 24 percent of DTE’s total disclosed emissions,[7] and emissions from DTE’s purchased electricity accounted for approximately 18 percent.[8] These two sources alone demonstrate that DTE’s net zero target overlooks close to half its total emissions. Additionally, the value-chain GHG emissions of procured fossil fuels such as coal and natural gas have large climate impacts that DTE should account for in its GHG reporting and reduction targets.[9,10]

_____________________________

5 https://www.cdp.net/en/responses/5021

6 https://dtecleanenergy.com/

7 https://geg2a4cqgdz35lnem46az2tb-wpengine.netdna-ssl.com/wp-content/uploads/DTE-2021-CDP-Climate-Change.pdf p.38

8 https://geg2a4cqgdz35lnem46az2tb-wpengine.netdna-ssl.com/wp-content/uploads/DTE-2021-CDP-Climate-Change.pdf p.39

9 https://iopscience.iop.org/article/10.1088/1748-9326/abef33

10 https://www.epa.gov/cmop/about-coal-mine-methane#:~:text=Methane%20(CH4)%20emissions%20from,and%20Sinks%3A%201990%2D2019.

2

2022 Proxy Memo DTE Energy Co. | Address Full Range of Scope 3 Emissions in Net Zero Targets

Investors are concerned that if DTE does not fully incorporate material Scope 3 emissions into its net zero goals and consider the total value-chain climate impacts of the fossil fuels it procures then critical strategic and investment decisions will not fully reflect its total climate risk. This will lead to business decisions that could lock-in large sources of emissions for decades, limiting our company’s progress in reducing emissions while also ensuring uninformed oversight of company-level transition risk. By failing to acknowledge nearly half of the GHG emissions associated with its business, DTE cannot be considered to be on a path to achieving net zero emissions.

2.	DTE has failed to align its climate targets with key standards such as the Climate Action 100+ Net Zero Company benchmark and the Science Based Targets initiative. Shareholders are increasingly concerned about material climate risk to both their companies and their portfolios. To mitigate this risk, investors seek clear and consistent disclosures and robust science-aligned target setting. The Climate Action 100+ initiative (CA100+), a network of 615 global investors representing $65 trillion in assets, launched the Net Zero Company Benchmark in 2020 setting forth investor expectations for 1.5 degree aligned reduction targets inclusive of Scope 1, 2, and 3 emissions. The CA100+ supports reducing company emissions at the rate necessary to achieve Paris goals and avoiding risks associated with the transition to net zero.[11]

The Science Based Targets initiative (SBTi) is widely considered the global gold standard of science-aligned target setting. Over 2,600 businesses and financial institutions are currently committed to or working to be validated through the organization.[12] SBTi’s Net Zero Standard states that if Scope 3 emissions make up 40 percent or more of value-chain emissions, or if these emissions come from the sale or distribution of fossil fuels, they should be included in company emission reduction targets.[13]

The CA100+ Benchmark and SBTi’s Net Zero Standard also state that carbon credits cannot be used to offset a company’s value chain emissions.14

DTE’s current net zero target, which does not address significant material Scope 3 emission sources, fails to align with the expectations of the CA100+ Benchmark or the SBTi’s Net Zero Standard. DTE’s current Scope 3 reduction goals are insufficient in ambition and coverage of our company’s full range of material Scope 3 emissions. The company’s reliance on offsets to achieve these reductions is also in conflict with net zero guidance. In total, approximately 44 percent of DTE’s total disclosed emissions, Scopes 1, 2, and 3, fall outside of a net zero goal. This percentage also does not include Scope 3 upstream production emissions from coal and natural gas for DTE Electric generation that are not yet calculated and disclosed. To align with both the investor and scientific communities’ expectations regarding climate progress, DTE needs to account for and include the full range of its Scope 3 emissions into its net zero by 2050 goal.

_____________________________

11 https://www.climateaction100.org/progress/net-zero-company-benchmark/

12 https://sciencebasedtargets.org/companies-taking-action

13 https://sciencebasedtargets.org/resources/files/Net-Zero-Standard.pdf, p.40

14 https://sciencebasedtargets.org/resources/files/SBTi-Net-Zero-Standard-Corporate-Manual-Criteria-V1.0.pdf p.18

3

2022 Proxy Memo DTE Energy Co. | Address Full Range of Scope 3 Emissions in Net Zero Targets

3.	DTE lags peers in accounting for Scope 3 emissions in target setting. DTE’s lack of inclusion of material Scope 3 emissions sources in its net zero target puts DTE behind its peers’ in setting Paris-aligned climate goals. Sempra Energy has set a net zero emissions by 2050 goal that covers its Scope 1 and 2 emissions and its full range of Scope 3 GHG emissions.[15] Xcel Energy announced a goal of becoming a net zero company by 2050 after expanding its target to include customer use of product emissions.[16] PSEG has joined SBTi and will therefore be required to incorporate Scope 3 emissions into its net zero goals to be validated.[17]

Following productive investor engagement this year, Duke Energy and Dominion Energy have announced that their net zero by 2050 targets will expand to include all material Scope 3 emissions sources – setting a new best practice for the industry.[18,19] These companies’ net zero targets have expanded to include GHG emissions from purchased power, the GHG emissions associated with fossil fuels production and transportation, and downstream emissions from customers’ consumption of natural gas.[20,21] The energy utility industry is advancing to better account for its climate impacts and incorporate them into clean transition strategies. DTE must follow peers in taking account of all material Scope 3 emissions in its net zero by 2050 target.

RESPONSE TO DTE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In DTE’s opposition statement, the company states it cannot support the proposal due to limitations in accurately measuring Scope 3 emissions. The company currently estimates and discloses upstream emissions from gas procured for DTE Gas Company and has not stated why it cannot do the same for the emissions from DTE Electric. Furthermore, DTE already annually discloses Scope 3 customer use of natural gas emissions and purchased power emissions.

While Scope 3 measurements may be imperfect currently, it is clear that such emissions are sizable and inflate DTE’s climate risk. The refinement of measurement methodologies and data collection for Scope 3 emissions can occur simultaneously with DTE’s efforts to reduce them – these are not mutually exclusive actions. As seen in commitments by peers, other utilities are including their Scope 3 emissions in net zero targets, which will accelerate improved measurement of emissions. Already we are seeing greater industry collaboration to improve Scope 3 emissions measurement. The UN Oil and Gas Methane Partnership is working with utilities and suppliers to advance best practice in direct measurement for the full value-chain of natural gas. This industry partnership currently covers 50 percent of global oil and gas production.22 While there are challenges that remain in fully measuring Scope 3 emissions from fossil fuel value-chains, this is not a convincing excuse to exempt Scope 3 emissions from DTE’s net zero target.

_____________________________

15 https://www.sempra.com/sites/default/files/content/files/node-report/2020/SempraEnergy_2020_Corporate-Sustainability-Report.pdf p.22

16 https://co.my.xcelenergy.com/s/about/newsroom/press-release/xcel-energy-commits-to-net-zero-carbon-goal-by-2050-MCZE7IKJSPUBEI5K3MZ5D3AZ74UQ

17 https://nj.pseg.com/NewsRoom/NewsRelease254

18 https://www.asyousow.org/resolutions/2021/11/22-duke-climate-disclosures-or-other-measures-to-reduce-ghg-emissions

19 https://www.asyousow.org/resolutions/2021/11/22-dominion-climate-disclosures-or-other-measures-to-reduce-ghg-emissions-w5sjh

20 https://news.duke-energy.com/releases/duke-energy-expands-clean-energy-action-plan

21 https://news.dominionenergy.com/2022-02-11-Dominion-Energy-Broadens-Net-Zero-Commitments

22 https://www.ogmpartnership.com/

4

2022 Proxy Memo DTE Energy Co. | Address Full Range of Scope 3 Emissions in Net Zero Targets

Currently, approximately 44 percent of DTE’s total disclosed emissions are not aligned with net zero reduction targets. Peers such as Duke, Dominion, Sempra, Xcel, and PSEG demonstrate that addressing Scope 3 emissions is not an excessive expectation from investors, despite the fact that measurement processes are imperfect. The recent IPCC report details just how severe the economics and social consequence of climate change are today. Companies must adhere to what science states is necessary to halt the most devastating impacts of climate change. The Climate Action 100+ Benchmark and SBTi’s Net Zero Standard lay out such expectations clearly. By setting a net zero by 2050 target for its Scope 3 emissions, DTE will provide investors confidence that it is working to reduce the full scope of emissions for which it is responsible and incorporating science-based targets into strategic decisions as it navigates the risks and opportunities that the transition toward clean energy offers.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to integrate all substantial Scope 3 emissions into the Company’s net zero by 2050 reduction target to align with the global 1.5oC goal. By failing to incorporate the full scope of its emissions into its net zero target, DTE fails to align its target setting with benchmarks underpinned by climate science, lacks a clear roadmap on how to reduce its emissions across its full value chain, and cannot, therefore, be considered to be on track to meet net zero emissions. We urge a “Yes” vote on this resolution.

--

For questions, please contact Daniel Stewart, As You Sow, dstewart@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

5